July 27, 2011

Brandon Hill

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Pharma Investing News, Inc.

Registration Statement on Form S-1

Filed May 17, 2011

File No. 333-174271

Dear Mr. Hill:

Pharma Investing News, a Nevada corporation (the “Company”), has received and reviewed your letter of June 7, 2011, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on May 17, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated June 7, 2011.

General

1.

We note that your company has nominal operations assets. Tell us in your response letter why you should not be considered a “shell company” as defined in Rule 405 of Regulation C.

RESPONSE:  The Company does not believe that it is a “shell company” within the meaning of Rule 405 of Regulation C under the Securities Act of 1933, as amended (the “Act”). Rule 405 of the Act defines a shell company as “a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has: (1) No or nominal operations; and (2) Either: (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.”  As fully discussed below, the Company believes that its current and intended business operations far exceed any classification as “nominal” and therefore, the Company is not, and should not be, classified as a “shell company”.

Since its inception in February 2011, the Company has been very active in its operations with respect to developing its business model. Here, it is important to note the following facts regarding the Company:

1.

The Company was incorporated in the State of Nevada on February 8, 2011. Nonetheless, we commenced initial operations in July 2008 beginning with the registration of our website domain: pharmainvestingnews.com. Additionally, our initial operations consisted of developing and creating the website and establishing our marketing plan. Thereafter, we officially launched pharmainvestingnews.com in late 2008.

2.

The Company is an internet-based company that provides advertising solutions to pharmaceutical and biotechnology companies. The goal of pharmainvestingnews.com is to provide an online community where pharmaceutical and biotechnology companies will be able to provide corporate updates and other information to the public. We have developed several corporate profiles for current clients and to entice potential clients to advertise with us. We offer the following services to our clients:

a.

Homepage Features – As with most websites, the homepage of our website is the most viewed page; thus, all of our clients are listed on the homepage of our website. We also offer featured advertising spots on our homepage so that our clients, for an additional fee, may gain maximum exposure to potential viewers. We can track click-through ratios to prove to our clients that featured advertising spots on our homepage lead to more profile page (discussed below) views for our client’s respective company.

b.

Profile Pages – Profile pages make up the bulk of our website.  Profile pages allow clients to showcase information about their company. Each of our advertising clients has a profile page to feature information such as: corporate history, product and research developments, news and events, featured articles, and stock information.

c.

Corporate Video Production – We also offer corporate video production for our clients.  We can then upload the video to our website to further market our clients.  We can also provide our clients with a hard-copy of their video.

d.

Radio and Video Interviews – As with our video production capabilities, we can also create radio and video interviews for our clients.  We will interview clients in a question and answer format, based on material that the client would like to discuss and highlight. These interviews are then prepared for integration onto our website and/or given to the client for their use.

e.

Social Media Campaigns – Social media, including Facebook, Twitter, Myspace, etc. is a growing marketing venue. We feel that it is necessary for our clients to develop a social media presence, so we offer our clients full social media campaigns in which we will manage all of their accounts.

f.

Press Release Production – We are able to offer our clients assistance with the drafting and review of press releases.

g.

Ad-Stopper – Our most inclusive marketing package includes two uses of an ad-stopper, whereby the website will only run that particular Company’s advertisements for a full day.

4.

The Company’s business plan includes assisting clients in the development and management of marketing campaigns that will be launched on pharmainvestingnews.com and other outlets across the internet. Our marketing campaigns not only utilize pharmainvestingnews.com, but we will offer a suite of services that will allow our clients to take advantage of other online media channels. These marketing campaigns are designed to assist our clients with the promotion of their corporate brands as well as specific products.

5.

On July 22, 2011, we entered into a Joint Venture Agreement with Healthcare Media (“Healthcare”) whereby we receive fifty percent (50%) of all revenues generated by Healthcare in exchange for providing Healthcare’s current clients with advertising space on pharmainvestingnews.com. As part of the agreement with Healthcare, we offered three months of free advertising space to the then current Healthcare client in an effort to attract and retain more clients for the Company.

We believe that the foregoing demonstrates the Company’s high level of commitment towards establishing a legitimate long-term business and pursuing opportunities for its development. Nonetheless, prior to commencing the foregoing actions, the Company was already focused on the development of its services and the pursuit of strategic business relationships in furtherance of its business plan. Specifically, the Company had been actively researching the market for its proposed services with expectations to client clients for such services. As part of this marketing research effort, Mr. Lawrence has been diligently working to develop the Company’s services in an attempt to attract and retain a loyal clientele base.

Accordingly, and based on the foregoing, the Company believes that it has had ongoing business operations since inception therefore having never having been a “shell company”  The Company is in the development stage and is and should be considered a start-up company with a limited operating history, not a “shell company.” Further, as set forth in SEC Release 33-8869, note 172, the SEC did not intend to capture “start-up” companies within the term “shell company”; therefore, the Company should not be classified as a “shell company”

2.

Revise your disclosure throughout to make clear what are your current operations and what are your anticipated operations.

RESPONSE: We have revised the Filing throughout to clarify our current versus our anticipated operations.

Prospectus Cover Page

3.

Please provide a cross-reference to your risk factors pursuant to Item 501(b)(5) of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 4 to add a cross-reference to our risk factors section.

Prospectus Summary, page 5

4.

We note your disclosure that you expect that the maximum amount of funds generated from this offering will allow you to operate for 12 months following this offering.  Please expand your disclosure here and in your Management’s Discussion and Analysis to address when you expect your operations to begin to generate revenues if you sold 100% of the securities offered for sale.  In addition, please disclose when you anticipate that your operations would begin to generate revenue if you sold 75%, 50% or 10%, respectively, of the securities offered for sale.  Please disclose the level of revenues you expect to generate and whether you expect your revenues will exceed your costs.

RESPONSE:  The amount of shares sold and the amount of proceeds received under this Offering does not have a direct bearing on the amount of revenue generated by the Company. The greater the amount funds generated from the offering will lead to more potential growth opportunities for the Company, including adding additional personnel, and exploring broader, more expansive, advertising and marketing opportunities. More personnel and more in depth marketing and advertising strategies will increase visibility for the Company and provide a greater likelihood that the Company will attract and retain more clients, which should generate more revenue by the Company; therefore we have revised the Filing on Pages 7 and 27 to clarify and have included the following language:

“We believe that the maximum amount of funds generated from the Offering will provide us with enough proceeds to fund our plan of operations for up to twelve months after the completion of this Offering. Assuming we continue to generate at least nominal revenues, we may still require additional financing to fund our operations past the twelve month period following the completion of this Offering if the maximum amount of funds is not raised. While our ability to generate revenue is not correlated directly to the amount of shares sold by us under this Offering, our potential to generate revenue can be affected by our marketing and advertising strategies and the personnel the Company employs. These factors are directly related to the amount of proceeds we receive from this Offering, which corresponds to the number of shares we are successful in selling under this Offering (see “Use of Proceeds Chart”). As we are a start-up company, it is unclear how much revenue our operations will generate; however, it is our hopes that our revenues exceed our costs. Our revenues will be impacted by how successful and well targeted was the execution of our marketing campaign, the general condition of the economy, and the number of customers we will attract.”

5.

We note that the shares in this offering will be sold to friends, family and business contacts, and all outstanding shares of the company are currently held by your founder.  Therefore, a public market for your securities does not appear likely.   Expand your disclosure to discuss in greater detail why the company is publicly offering its shares.

RESPONSE:  We have revised the Filing on Page 3 to include the following language:

“The Offering is being conducted on a self-underwritten, best efforts basis, which means our President and Chief Executive Officer, Robert Lawrence, will attempt to sell the shares directly to friends, family members and business acquaintances. Even though all of our currently outstanding shares are held by our sole officer and director, and he will be offering the shares only to friends, family, and business acquaintances, we are subjecting ourselves to the reporting requirements of the Securities and Exchange Act of 1934 because we believe that being a public entity will: (i) help us attract and retain key personnel, (ii) provide us with benefits both regarding visibility and regarding the way we are perceived by prospective clients, and (iii) give us a greater possibility to provide liquidity to our shareholders. Mr. Lawrence will not receive commission or any other remuneration for such sales. In offering the securities on our behalf, Mr. Lawrence will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934.”

Use of Proceeds, page 13

6.

We note your statement that if you sell 20% of your shares in this offering you will allocate those funds into print materials and internet advertising.  However, on the preceding page, you disclose that you allocate all of your marketing funds to your radio campaign.  Please reconcile.

RESPONSE:  The information from the Use of Proceeds Chart shifted downwards during the Edgar conversion process; therefore, we have revised the Filing on Page 14 to reflect the correct allocations in the Use of Proceeds Chart.

Plan of Distribution: Terms of the Offering

7.

Please tell us whether Mr. Lawrence has participated in another offering of securities pursuant to Exchange Act Rule 3a4-1 in the past twelve months.

RESPONSE:  We have revised the Filing on Page 16 to include the following language:

“Mr. Lawrence has not participated in another offering of securities pursuant to the Exchange Act Rule 3a4-1 in the past twelve months. Additionally, he will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on the Exchange Act Rule 3a4-1(a)(4)(i) or (iii).”

Description of Business, page 17

8.

Please expand disclosure of your business to specify your revenue streams.  For example, please describe your fee structure for the services you provide to your customer, including whether you enter into written agreement with such customers.  In addition, please specify how you intend to “further monetize your website by integrating additional revenue streams into the structure of the website” as disclosed on page 20.

RESPONSE:  We have revised the Filing on Pages 20 and 22, respectively, to include the following language:

Page 20:

“PharmaInvestingNews.com for Clients

Since the creation of our business plan and the initial development of our website, it has been our goal to provide our clients with more than just a venue for static ad placements.  It is our goal to provide our clients with multi-level advertising solutions in which they are able to showcase all facets of their company. We offer different marketing packages based on our client’s needs and advertising needs and timeframes. The marketing campaigns that we’ve designed are offered in 3, 6 and 12 month terms, and we will enter into written agreements with clients who decide to use our services. Our pricing for our currently offered packages is as follows:

3 Months- $ 8,000

6 Months- $13,000

12 Months- $21,000

We currently offer the following services as part of our packages:

-

Homepage Features – As with most websites, the homepage of our website is the most viewed page; thus, all of our clients are listed on the homepage of our website. We also offer featured advertising spots on our homepage so that our clients, for an additional fee, may gain maximum exposure to potential viewers. We can track click-through ratios to prove to our clients that featured advertising spots on our homepage lead to more profile page (discussed below) views for our client’s respective company.

-

Profile Pages – Profile pages make up the bulk of our website.  Profile pages allow clients to showcase information about their company. Each of our advertising clients has a profile page to feature information such as: corporate history, product and research developments, news and events, featured articles, and stock information.

-

Corporate Video Production – We also offer corporate video production for our clients.  We can then upload the video to our website to further market our clients.  We can also provide our clients with a hard-copy of their video.

-

Ad-Stopper – Our most inclusive marketing package includes two uses of an ad-stopper, whereby the website will only run that particular Company’s advertisements for a full day.

Additional Services

We offer the following additional services as add-ons to our packages, but prices vary depending on the service provided:

-

Radio and Video Interviews – As with our video production capabilities, we can also create radio and video interviews for our clients.  We will interview clients in a question and answer format, based on material that the client would like to discuss and highlight. These interviews are then prepared for integration onto our website and/or given to the client for their use. Price is dependent on the time of year, air time, and interviewer used.

-

Social Media Campaigns – Social media, including Facebook, Twitter, Myspace, etc. is a growing marketing venue. We feel that it is necessary for our clients to develop a social media presence, so we offer our clients full social media campaigns in which we will manage all of their accounts. All- inclusive social media campaigns on a monthly basis are $1100 per month; however, if we have a client that signs up for 6 months we offer a 10% discount and for 12 months we offer a 15% discount.

-

Press Release Production – We are able to offer our clients assistance with the drafting and review of press releases. We charge $125 per hour for assisting with the drafting and reviewing of press releases.

-

Email Alerts – Based on the contract a client has with us, we will send out e-mail alerts for any subscribers of our website who opt-in to receive e-mail alerts. E-mail alerts include up to date news and events relevant to a client. We charge $2,500 per news release.”

Page 22:

“Future Revenue Streams

-

Banner Impressions – We would like to implement banner advertising on our website. We would have advertisers enter into agreements pursuant to which they either pay a fixed fee per thousand banner impressions for a given time-period, usually ranging from a few weeks to one year, or a variable fee depending upon the number of clicks or leads provided to them through our website.

-

Pay-Per-Click Advertising - To further supplement our income, we intend to implement Google AdSense within the pages of PharmaInvestingNews.com. Google AdSense is a free program that enables website publishers of all sizes to display relevant ads on their websites, and earn money. AdSense gives us access to Google's vast network of advertisers, and uses the content included in our website pages to produce ads that are suited to our audience's interests. Also, advertisers with Google can target our website based on demographics, vertical, geographic location, or URL. At any given time, Google will place the highest paying, most relevant advertisements into areas throughout our website, predetermined by us. When any viewer of our website clicks on an advertisement provided by AdSense, we receive money based on the advertisement bid. This method of online advertising is called Pay-Per-Click advertising. Daily reports are provided by Google to show information on how many viewers clicked on each advertisement, and how much revenue was generated by each advertisement.

-

Affiliate Advertising - Affiliate advertising (using one website to drive traffic to another) is also a form of online advertising, which is frequently overlooked by advertisers, yet we intend to have it integrated it into our website. Affiliates also play a significant role in e-retailers' marketing strategies. Most affiliate programs generally provide revenue sharing or cost per sale (CPS) as a compensation method. When visitors click on an ad from an affiliate advertiser they are directed to the advertiser’s website, then if the visitor purchases a product from the advertiser’s website, the affiliate receives a commission. Cost per sale advertising currently accounts for over 80 percent of online affiliate advertising.”

9.

We note that you currently have “4 health-care companies using [your] services.”  Clarify whether these are paying clients, and if not, how you intend on commercializing your site.

RESPONSE:  We have revised the Filing on Page 22 to include the following language:

“We currently have four (4) health-care companies using our website for advertising space. On July 22, 2011, we entered into a Joint Venture Agreement (the “Agreement”) with Healthcare Media. As part of our Agreement with Healthcare, we receive fifty percent (50%) of all revenues generated by Healthcare in exchange for providing advertising space to Healthcare’s clients; however, we offered the first three months of advertising space free as an additional incentive for Healthcare to enter into the Agreement. Therefore once the initial trial period expires, we will be indirectly paid by Healthcare for providing advertising space to Healthcare’s clients.  Although we offer services and packages through our website, we do not currently have any paying clients who utilize such services. It is our hope that we entering into the Agreement, we will gain clients and enter into agreements with them for the services and packages that we offer. Additionally, we have potential clients on our website who are using advertising space on our website on a trial basis at cost. Once their trial period is over, we hope to enter into agreements with them for revenue generating services offered through our website.”

Employees/Consultants, page 22

10.

Please disclose that you recently hired an independent sales representative as discussed on page 20.

RESPONSE:  We have revised the Filing on Page 25 to include the following language:

“As of the date of this filing, the Company has no full time employees. We currently rely on our sole officer and director, Robert Lawrence, to manage all aspects of our business. Mr. Lawrence devotes 50-60 hours per week to our Company.  We have one independent sales representative that works alongside Mr. Lawrence and is paid on a commission only basis, and devotes 40-60 hours per week to the Company, as necessary. We also use third-party consultants to assist in the ongoing maintenance of our website. We intend to add staff as the Company grows. Any such additions will be made at the judgment of Management to meet the Company's then current needs.”

Directors, Executive Officers, Promoters and Control Persons, page 25

11.

Tell us your basis for your statement that Mr. Lawrence “is considered a web specialist with extensive knowledge of the Internet, programming, code and online-based business structure and development.”  Provide greater detail as to “cross-industry experience in the management of high growth, dynamic companies.”

RESPONSE:  We have revised the Filing on Page 28 to remove the referenced language as we feel the following language more clearly describes Mr. Lawrence’s experiences:

“Robert Lawrence – In May 2005, Mr. Lawrence graduated from Capilano University in Vancouver, B.C., with a certificate in Retail Marketing. From May 2005 until May 2008, Mr. Lawrence traveled and developed a passion for national and international healthcare companies. From May 2008 to February 2009, Mr. Lawrence worked for the Guthrie Philips Group, a company which specialized in banking, lending, and collection software for companies, as an account executive. As account executive, Mr. Lawrence sold collection recovery and other banking software to Banks, and CEOs and other executives of national and international companies. From February 2009 until just recently, Mr. Lawrence had assisted private and publicly traded companies with their marketing and online web strategies. Additionally, towards the end of 2008, Mr. Lawrence developed and launched PharmaInvestingNews.com. Mr. Lawrence devotes 50-60 hours per week on the operations of the Company, and will adjust his schedule accordingly if more time is needed. The Company decided Mr.  Lawrence would be a good President because of his marketing and computer skills, his passion for transactions involving national and international healthcare companies, and his willingness to devote time to help grow the Company.”

In connection with the Company’s responding to the comments set forth in the June 7, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

Pharma Investing News, Inc.

/s/ Robert Lawrence

By: Robert Lawrence

Title:  President and Chief Executive Officer